Exhibit 99.1

Bauer Hockey to Open First-Ever Retail Experiences

‘Own The Moment’ Consumer Experiences to Debut in Boston and Minneapolis; 20,000-Plus Square Foot Premium Stores To Offer Unmatched Fit Expertise and Product Education

EXETER, N.H. — January 8, 2015 — Bauer Hockey, the world’s leading manufacturer of ice hockey equipment and a subsidiary of Performance Sports Group Ltd. (NYSE:PSG) (TSX:PSG), announced today that it will open its first-ever Bauer Hockey retail experiences beginning this summer.  A transformative and historic initiative for Bauer Hockey, the premium “Own the Moment” retail experiences will elevate the BAUER brand, deliver an unmatched consumer educational experience and serve as the ultimate BAUER brand and product showcase.

“We’ve been elevating player performance at every level of the game since 1927, and today we’re excited to take this innovation to new heights by giving consumers an in-store BAUER experience that they’ve never seen before in the industry,” said Rich Wuerthele, executive vice president, hockey.  “Similar to other premium brands that have entered retail, offering the full depth and breadth of our products in one place allows us to tell our unique stories in a way that only we can and helps strengthen the surrounding hockey retail environment. The Bauer Hockey ‘Own The Moment’ retail experiences will be living representations of our brand.”

Bauer Hockey will open its first “Own The Moment” retail experience in the Boston suburb of Burlington, Mass., in late summer and its second location in the Minneapolis area in the fall.  Future phases are currently expected to include the opening of an additional 6-8 BAUER retail experiences over the next several years in key hockey markets across the U.S. and Canada. The company expects its retail operations to grow its overall business and be profitable in the next 18-24 months.

Built to inform and inspire hockey players, each BAUER retail experience will have expertly trained associates to guide each consumer through a “fit, learn and experience” process.  The process includes understanding the player’s needs, a customized fit based on the athlete’s style of play and the opportunity to try-before-you-buy on an indoor ice rink that will be housed inside the retail experience.  The BAUER in-store fitting protocol and experience will be personalized for the entire hockey community, including players of all ages and abilities.

“The BAUER retail experience is designed around every hockey consumer’s needs and will fully showcase our technological advancements, how our products work together and the benefit of selecting equipment that is fine-tuned for your game,” Wuerthele said.  “At each BAUER retail experience, we’ll be able to provide in-depth ‘under the hood’ insights into the protection and performance of each product, while fitting each player with similar tools and techniques that we use to properly fit the best athletes in the world.”

Every BAUER retail experience will have dedicated areas for each product category as well as specific areas to easily educate new-to-hockey families and welcome them to the sport.  Each BAUER retail experience will host several events and initiatives for players, parents and the overall hockey community.

Equipped with advanced fitting protocols and unique in-store educational tools, the company plans to continually test various retail strategies and share the findings with its authorized retail partners throughout the world to improve the consumer experience at every retail destination and further elevate the BAUER brand.

ABOUT BAUER HOCKEY

Bauer Hockey is the world’s most recognized designer, marketer and manufacturer of hockey equipment. Founded in Kitchener, Ontario in 1927, Bauer Hockey developed the first skate with a blade attached to a boot, forever changing the game of hockey. Since then, Bauer Hockey has continued to develop the most sought after products in the industry, including the widely successful SUPREME®, VAPOR® and NEXUS® lines of products. Performance Sports Group Ltd., the parent company of Bauer Hockey, is a publicly-traded company on the New York Stock Exchange and the Toronto Stock Exchange whose affiliates market products under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names.    For more information, visit Bauer Hockey’s website at www.BAUER.com.

ABOUT PERFORMANCE SPORTS GROUP LTD. Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel and soccer apparel. The company is the global leader in hockey with the strongest and most recognized brand, and it holds the No. 1 North American position in baseball and softball. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions. For more information, please visit www.PerformanceSportsGroup.com.

Caution Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of applicable securities laws including with respect to the planned openings and expected profitability of our first BAUER retail experience in the Boston suburb of Burlington, Mass., in late summer and our second BAUER retail experience in the Minneapolis area in the fall as well as the opening of 6-8 additional BAUER retail experiences over the next several years in the U.S. and Canada.  The words “may,” “will,” “would,” “should,” “could,” “expects,” “plans,” “intends,” “trends,” “indications,” “anticipates,” “believes,” “estimates,” “predicts,” “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their nature, are based on assumptions, including those described herein and are subject to important risks and uncertainties.  Many factors could cause PSG’s actual results to differ materially from those expressed or implied by the forward-looking statements.  Our ability to successfully open and operate BAUER retail experiences as and when contemplated and to meet current profitability expectations depends on many factors, including, among others, our ability to identify and secure suitable locations; negotiate acceptable lease terms; hire, train and retain retail personnel with the appropriate expertise; grow the total demand for BAUER-branded products and increase business for Bauer Hockey and our retail partners, stock sufficient inventory levels; enhance the customer experience, and successfully integrate new BAUER retail experiences into our company operations and systems.  Our new BAUER retail experiences will also generally be subject to risks associated with operating in a retail environment, including, among others, with respect to the leasing of retail space; changing customer demographics; changing social or economic conditions; intense competition in the retail industry; changing customer demands; and potential privacy breaches of customer, employee or corporate data.  Furthermore, failure to design, integrate and/or execute our plans for our new BAUER retail experiences may result in, among other things, incremental financial expenditures, loss of capital investment, divergence of management time and resources, potential impact on our relationship with existing retail partners and negative customer experiences. Additional risk factors are detailed in the “Risk Factors” section of PSG’s interim management’s discussion and analysis and PSG’s Annual Information Form dated August 27, 2014 which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Company Contact:

Amir Rosenthal

Chief Financial Officer

Tel 1-603-610-5802

investors@performancesportsgroup.com

Investor Relations:

Liolios Group Inc.

Scott Liolios or Cody Slach

Tel 1-949-574-3860

PSG@liolios.com

Media Contact:

Steve Jones

Sr. Director, Corporate Communications

Tel 1-603-430-2111

media@performancesportsgroup.com